Filed by IAC/InterActiveCorp
Pursuant to Rule 425
Under the Securities Act of 1933
Deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Commission File No. 0-20570

FINAL TRANSCRIPT

IACI - Q4 2004 InterActiveCorp Earnings Conference Call

Event Date/Time: Feb. 16. 2005 / 11:00AM ET
Event Duration: 1 hr 8 min

OVERVIEW

HSN.com now has over $300m in sales. Despite its share of the market, Ticketmaster continues to be a growth Co. IAC Travel had over $13b in gross bookings in 2004, up 31% vs. 2003. Adjusted EPS was $0.33, up from $0.29 in 4Q03. Q&A Focus: Markets, guidance, & hotel business.

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CORPORATE PARTICIPANTS

Roger Clark

InterActiveCorp - VP-IR

Barry Diller

InterActiveCorp - Chairman, CEO

Dara Khosrowshahi

InterActiveCorp - CEO-IAC Travel

Tom McInerney

InterActiveCorp - EVP, CFO

CONFERENCE CALL PARTICIPANTS

Anthony Noto

Goldman Sachs & Company - Analyst

Michael Savner

Banc of America Securities - Analyst

Safa Rashtchy

Piper Jaffray & Co. - Analyst

Lanny Baker

Smith Barney Citigroup - Analyst

Heath Terry

Credit Suisse First Boston - Analyst

Jeetil Patel

Deutsche Bank - Analyst

Peter Mirsky

Oppenheimer & Co. - Analyst

Douglas Anmuth

Lehman Brothers - Analyst

Brian Egger

Harris Nesbitt Gerard - Analyst

PRESENTATION

Operator

Welcome to the IAC/InterActiveCorp fourth quarter earnings conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and the instructions will be given at that time. If you should require any assistance during today’s call press star, then 0 on your touch-tone phone. As a reminder today’s call is being recorded. I would now like to turn the conference over to Vice President of Investor Relations, Roger Clark. Please go ahead.

Roger Clark  - InterActiveCorp - VP-IR

Thank you. And good morning, everyone. Joining on the call today is Barry Diller, Chairman and CEO; Victor Kaufman, Vice Chairman; Tom McInerney, Executive Vice President and CFO; and Dara Khosrowshahi, CEO of IAC Travel.

As you know we may during this call discuss our outlook for future performance. Also you are aware that there are risks and uncertainties associated with these forward-looking statements and our results could be materially different from the views expressed today. These risks have been set forth in our public reports filed with the SEC. We will also discuss certain non-GAAP measures and I refer you to our Press Release in the Investor Relations section of our website for all comparable GAAP measures and full reconciliations.

Finally, in connection with the spin-off, we expect to file documents with the SEC. You are urged to read these documents because they will contain important information about the transaction. You can obtain free copies of documents we file with the SEC by contacting Investor Relations or from the SEC’s website. With that, Barry, Dara, and Tom will each make some comments and then we will go to your questions. Barry?

Barry Diller  - InterActiveCorp - Chairman, CEO

Good morning. You all know our figures so you know that the year ahead ended strongly, not as high as our most optimistic hopes and dreams, but stronger then we thought as we navigated through the years more challenging moments. But by any measure, good, solid growth.

This is our first earnings call since we announced the split of the Company into IAC and Expedia. I had so much wanted to begin 2005 in our new configuration that we scrambled to announce the spinoff at the end of last year. So while we await the closing of the transaction in the second quarter from now on you will hear us align our comments as if IAC and our Travel interests stood apart. And I must first tell you that every day strengthens my feeling that while the new plan does not in itself create value, what it does do is separate the businesses so that their performance and strategies can be more easily understood, and that standing separately they will each be stronger and clearer both inside our operations and externally for everybody to see.

Now let’s start looking at the new IAC. 2004 was a very good year for HSN and most importantly it’s strong financial performance came after funding critical growth initiatives during the year, including truly improving customer service. Quality is up all over the place and returns are down. Phones get answered and people receive packages far quicker. And this is a critical reason HSN’s U.S. revenue growth has outpaced QVC in all but 1 of the past 8 quarters.

Secondly, HSN.com, now over $300 million in sales is that rare Internet retail business that’s been profitable from its first day of operation and it is still growing fast. We are also investing in Americas store, a sister service with a young and contemporary look that’s now in 15 million homes. And we acquired a new catalog Web business, also, a small, but perfect complement to our improvements catalog. It’s indicative of an area where there’s plenty of opportunity and it’s the kind of smart tuck-in deals we continue to do in all of our businesses.

HSN has several incredibly powerful assets. Nearly 5 million active customers. Direct carriage into 86 million homes. And deep experience with full scale infrastructure, merchandising, web, and back-of-the-house. These process more than 40 million units in 2004 and we are going to do 2 simple, but ultimately powerful things with these assets. We are going to continue to compete aggressively against our nearest competitors with the goal of taking share, and as you all know, there’s plenty to take.

Second, we are going to add services that leverage these assets; some begun internally, some through acquisition. Services we believe will take advantage of existing platforms, as well as the coming revolution in true InterActive television. We are developing Americas store with this in mind, as well as Quiz TV in the U.K. We are also adding true InterActive capability on HSN later this year. We are in this retailing business to stay and we will play every angle of its online transformation with the expertise we’ve gained in 20 years of InterActive merchandising.

Despite its share of the market, Ticketmaster continues to be a growth company. With this its fourth consecutive year of double-digit growth indicative of Ticketmaster’s ability to execute consistently and efficiently even in challenging environments. Domestically, Ticketmaster’s strategy to sell more tickets better is working. No longer merely an order taker, Ticketmaster has evolved into a sophisticated marketeer of tickets and a truly valuable partner to its clients. Specifically, 374 auctions in 2004, up from only 4 the previous year. The average closing bid was 144 percent higher than the opening bid. For certain auctions will grow, and the TM machine and its great technology will dominate the activity.

Through our [team] exchange program, which enables fans to buy tickets in a team-sanctioned secondary marketplace and enables clients to reclaim revenue previously lost to brokers and scalpers, 83,000 tickets were exchanged, double the amount in 2003. Ticket alerts, TMs personalized opted-in notification program for customers generated almost 2 million ticket sales and consumers printed 13 million tickets with our ticketfast service in 2004. All this has strengthened Ticketmaster, which is continuing to retain and grow its client-base. While in the digital world competition has inevitably increased. Ticketmaster continues to win business every day, recently renewing clients like Madison Square Garden, Air Canada Centre, ARCO Arena, the Mellon Arena, Target Arena, and the House of Blues.

Like HSN, Ticketmasters growth over the past year has come even while its been investing significantly in the business. Now in a year where many wrote-off LendingTree because of changes in the interest rate environment, LendingTree finished the year strong with growth in all of its Lending products. More importantly, our acquisitions and investments and product development in 2004 is building a great foundation. The acquisition of HomeLoanCenter, the most successful lender in the LendingTree exchange now doing business as LendingTree Loans, gives us a fine platform to implement a new model in mortgage lending starting with a modest percentage of our total value. We are able to capture the better economics of a mortgage lender, but still provide the consumer the choice and service that LendingTree is known for.

We launched LendingTree Settlement Services, a joint venture with Wachovia, giving us a streamline branded profits for title insurance, closing services, and appraisals. The product billed out of Real-Estate.com is on schedule. We now have a comprehensive set of real-estate products, including real estate brokers, real estate agents and home builders, as well as access to over 1 million home listings. Overshadowed no longer buy Travel, you will now keep seeing the great work being done in Financial Services. We have a brand in LendingTree that has over 80 percent awareness in the United States, now attached to a new business model that increases profits dramatically. And in real estate, we have a breadth of products and services in places, as well as a great name in Real-Estate.com.

While we believe for some time that there’s a huge opportunity in local search for advertising, this is now becoming conventional wisdom. We have a head start in this space as we’ve been assembling the best, richest, most comprehensive local contact offering for 8 years. We have built our own excellent functioning add-serving engine. We developed the most widely used online product in restaurants. And entertainment are expanding into other categories, most recently into Home Services with the acquisition of ServiceMagic. And we are integrating our efforts across our local businesses in ways that will give us real advantage.

Offers in discounts from EPI are being integrated into CitySearch, ServiceMagic’s offering by far the best in its category, is being integrated into CitySearch. CitySearch’s traffic will help ServiceMagic grow and ServiceMagic’s service will help CitySearch grow. A virtual circle. We intend to replicate elsewhere in local, and Evite has rounded out its popular service with bar and restaurant guide powered by CitySearch.

After a lot of work we believe we’ve turned a corner, our local merchant count is up to 116,000. CitySearch will be profitable this year. EPI’s direct online sales are up 30 percent, and this, another example of our expertise at moving offline to online. Evite had its best quarter in history, it sent out about 30 million invitations in the fourth quarter. 100 million for the year. Again, no longer overshadowed by Travel, local is another area where years worth of work under the radar belies the reality of our staking out this local space as one of our key initiatives. We have very big ambitions here and we are going to have real share and real profits in years to come.

Just 2 more, but these are the stories of IAC. And while they are more than a mouthful from now on they are going to get the attention that they deserve. Interval is a remarkable business; solid growth, healthy margins, year-in, year-out, like clock work. One of our very best acquisitions and Management Teams. It has a global network of more than 2,000 resorts in 76 countries. It’s the company of choice for the world’s leading hospitality brands and independent developers. Interval’s online transactions are starting to build and again here is the transformative expertise of this company at work. Our Personals business is back on track. We reversed our losses and posted net subscriber gains in both November and December. Our first back-to-back monthly gains since March of last year. Our Teleservices business hit it’s plan for the year, not a trivial thing in the challenging market that it lives in. So these are the IAC stories. And as I said, as time goes on, now in a sense on its own, the stories of IAC, I think, are going to get told, and now they will have the space to be heard.

On to Travel. Dara Khosrowshahi is going to give a full brief, but let me talk to some key points. We are satisfied with our Travel results this quarter and this year despite a very competitive marketplace. We are far and away the leader with over 13 billion in gross bookings in ‘04, up 31 percent versus ‘03; 2 point billion in revenue, up 27 percent on a comp-net basis; and 627 million in OIBA, up 20 percent versus ‘03.

Our business is fundamentally sound. Travel dynamics haven’t changed since we last spoke. There is real competition in the merchant hotel space from other online travel agencies. Heavy promotion by Hotel Direct sites, and higher-average occupancies and tighter inventories in certain key markets. These factors have resulted in slower-than-historical merchant hotels growth, similar to what you saw in the third quarter. These issues prevent some near-term challenges, especially at Hotels.com. But we are tackling them head on. We are tackling everything head on now. And we believe we’ve got the right solutions.

At Expedia we are pretty pleased with the results. Year-over-year gross bookings growth increased over the third quarter rate. And we were able to drive strong efficiencies in our marketing spend. Domestic direct sales and marketing costs for Expedia.com were down compared to last year. This obviously affected our topline and it will also have an affect on the near-term bookings. But we think it’s the right thing to do for the business.

We are focused on differentiating our products, and destination of services is one key competitive differentiator for Expedia. With our Expedia!fun kiosks launched in hotels in Hawaii and Mexico, and with consumers increasingly using these services, in 2004 more than 75,000 Expedia consumers booked a show on Broadway, the Strip or the West end. 83,000 consumers visited Disney parks and resorts. 1,000 couples got married in Hawaii or the Caribbean. And 846 customers ate at Brennan’s in New Orleans, thanks to our recommendations.

Meanwhile, the momentum continues strongly for Expedia internationally. Expedia-Europe continues to execute and gained real share in 2004. Remember that the European travel markets are larger than those in the U.S. and online adoption is just getting started. We have a long way to go in Europe and that’s good news. And we have just begun in Asia with our eLong investment. Finally, we are executing nicely at Hotwire and Expedia Corporate Travel, which accelerated it’s growth — bookings growth in each sequential quarter during 2004.

Notwithstanding the size we’ve already achieved, online travel adoption is still very young. In fact, just last month Expedia.com in each of the Expedia sites in Europe and Canada set new daily air ticket volume records. Once we complete the spinoff Expedia will be a company that will generate significant cash and have its own security, enabling it to participate with full flexibility in the ongoing evolution and we believe likely consolidations in the travel category. IAC will be unleashed to take full advantage of its two core strengths, consolidating fragmented business categories into branded leaders, and migrating offline businesses online. IAC going forward will start with very substantial cash and generate even more as we go. And, yes, we intend to put that capital to use through the right combination of external acquisitions, internal investments, and beyond that, we will not sit for long in an overcapitalized position.

Finally, we’ve been at this long enough to know that people, intellectual capital, and consumer data and traffic are the real assets of this enterprise, and we’ve made real progress in taking advantage of these unique resources. We will preserve and perpetuate these and other hard-learned lessons and values within each of IAC and Expedia, as well as between these companies through agreements wherever practical, as each of the companies chart their individual paths once the spins complete.

With that, Dara Khosrowshahi will speak to travel, then Tom McInerney will tell you some of the specifics of the quarter, the year that just past and the one ahead. And after that we will take questions in our usual balanced and light-hearted way. I am on this call from Europe, so I am going to have my colleagues take the lead on questions, but I’ll — God knows, as you all would expect — I won’t hesitate to chime in. So with that, Dara, let’s talk about Travel.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

Thanks, Barry. Our goal in Q4 was once again to grow our business as profitably, and we did just that. Gross bookings were up 21 percent year-on-year, revenue was up 17 percent, excluding the effect of a supplier liability adjustment in the prior-year period. And operating income before amortization was up 21 percent, excluding that same adjustment.

Now, I will start by following-up on Barry’s comments about Hotels.com. But before I get into that I want to stress that we look at our businesses as a portfolio brands and we seek to get you great growth on a go-forward basis as a portfolio. That said, Hotels.com does have some unique issues. Hotels.com grew up as a niche hotel discounter, hence, our first URL, HotelsDiscount.com. But with the explosion of the Internet as a primary transactional medium for travel, and with increasing price parity in the market places, especially amongst hotel chains, a purely price-based positioning no longer makes sense.

As a result, we are well into the process of transitioning the Hotels.com brand from a price-based value proposition to a hotel expert positioning. The Hotels.com with be the best place to shop and buy a hotel-stay online or offline by delivering superior contents and an expert experience on the website and an expert experience at our call centers all at great value. While we execute on this transition, however, we are seeing pressure on the Hotels.com results. Because Hotels.com is a pure play the increased competition in the online merchant hotels business and pressure on raw margins that we’ve seen are not mitigated by any other lines of business as we’ve seen, for example, at Expedia.

In addition, Hotels.com tends to be overweighted in large city markets where we have been most effected by inventory constraints due to high occupancies. Hotels.com performance has also been affected by certain aspects of our integration with Expedia. These issues are all part of our integration plan and are IT-related and will work themselves out in the second half of the year. We expect operating income before amortization to start turning in the second half of 2005 when we have easier comps, but early in the year we will have some tough comps. Now in the long run we think that experts, the hotel experts, positioning is powerful, differentiated, and ownable. We see Hotels.com as a natural brand to be the hotels expert because of our focus in the lodging sector, and consumers tell us that the hotel matters. While the choice of the car or air is straight forward consumers tell us that the choice of the hotel is critical for a trip. And that they are not getting the kind of information that they need from other online services.

So we focused on this and are in the process of revamping and improving our site contents, which has already led to 20 percent increase in customer satisfaction with our site based on internal measurements. Most leisure travelers are not loyal to a single hotel brand and they tell us that they want to have an independent advocate working for them to find the right hotel. This is where we offer a long-term differentiator versus supply or direct, which appeals to the brand-loyal customer. This strategy makes sense not only for our consumers, but also for our suppliers, and we’ve seen the results of this new positioning with our supply partners. We have come to IACT-wide agreements with La Quinta, [indiscernible], and AmeriSuites. And Starwood Hotels, which had not been selling on Hotels.com for some time, specifically mentioned the shift in brand proposition as a reason for contracting with Hotels.com. Lastly, as we’ve seen tightness in the hotel markets due to high occupancy we are developing other lodging inventory-types, such as vacation rentals, and bed and breakfasts. We just launched VacationSpot.com and are off to a promising start with higher average transaction values and raw margins than our core hotel business.

Let me turn to Expedia. Where we made great progress and we are able to drive very strong efficiencies on our marketing spend. Overall travel sales and marketing spend increased 8 percent year-on-year versus a 21 percent increase in gross bookings. This compares to 35 percent increase in sales and marketing last quarter. So you can see the level of improvement here. On the international front, Expedia-Europe continues to expand and was solidly profitable in Q4. Our new Expedia.fr launch in France is also a promising start and we are now the No. 1 online travel agent. As far as reach goes in the U.K. and Germany and Italy, and our joint venture with SMCS is No. 1 in France. So we’ve got Europe covered.

In the fourth quarter of 2003 international accounted for 15 percent of travel gross bookings. This fourth quarter the international mix was 21 percent. We’ve got lots of room for growth here. We are also very pleased with our progress at Expedia Corporate Travel where there is one number that I will focus on, 85. 85 is the current average online adoption percentage of our clients once they come on to our platform. And this number dwarfs the online rates that our clients saw with their legacy providers. The online adoption is fast. Our clients love it and they safe a ton of money. We’ve seen gross bookings growth accelerate as 2004 progressed and we got our story out. 2005 will still be a build year for ECT, but we sure like the foundations that we’ve built so far.

Now, let me turn to the numbers and talk about some trends that see in ‘05. And when I talk about these trends I’m referring to Expedia post-spends, which excludes Interval, but includes TripAdvisor. First off, we see Q1 revenue growth in the teens and bottom-line growth in the high single-digits. We think full-year revenue growth will be in the high teens and bottom-line growth will be in the low to mid-teens. Results will be somewhat back-half weighted for the following reasons — First of all, our comparables to 2004 will be difficult early in the year. If you recall we started feeling the effects of more aggressive competition and inventory constraints in the second half of 2004.

Second, the challenges at Hotels.com that I just discussed. And, third, while we expect international profits to continue to scale in ‘05, we will start the year with an aggressive investment plan. We launched Expedia.fr mid-year last year, so we didn’t have the losses early in the year, and we will also have eLong on our books early in the year both of which are in investment mode. These negatives will be partially offset by the inclusion of TripAdvisor in our results next year. We think top, and especially, bottom-line results will improve as the year progresses and we expect to see stronger results at Hotels.com as our conversion rate comps from the prior-year get easier as the year progresses.

We think we have a solid game plan for ‘05. Let me layout the basis. One, we will continue to build steam on the international front. We are the leader in Europe. We just got started in Asia with our investment in eLong China. We have a great team that’s been together for years and we are the only true online global player. Second, we will execute on our hotel expert strategy. Third, we will continue to make progress on our supplier relations. We are really focused here and are making good progress. Fourth, we will continue to maximize our marketing efficiencies. You saw the results this quarter and we see room for more improvement. Fifth, we will focus on achieving cost reductions across the whole value chain. We think we can be more efficient and have real scale advantages here over our competitors. Sixth, we will continue to development our multichannel approach, which Hotels.com by the way is great at, selling to our customer online, either on our own side, or a white label or affiliate side, over the phone or even at retail, where Barry mentioned our new Expedia!fun kiosk at Hawaii.

Lastly, we will continue the development of our TripAdvisor, Hotwire, ECT, and CCD businesses. These are smaller businesses that are coming into their own and have niches that can be quite profitable. This year will be all about execution on all fronts of our business; from marketing, to merchandising, to technology, to supply management, to fulfillment. It all starts with having the right talents in the right places and continuing to innovate. We feel very good about our Team coming together and building a great global business for years to come. With that I will turn it over to Tom.

Tom McInerney  - InterActiveCorp - EVP, CFO

Thanks, Dara. I just want to touch on a few core issues beyond the comments Barry and Dara have already made, and also discuss a few items of note going forward. We finished the year strongly with overall Q4 revenue growth of 11 percent and growth in operating income before amortization of between 20 percent. These growth rates exclude a supplier liability adjustment at IAC Travel in the year-ago period, which we spoke about last year. This was our highest operating income before amortization margin quarter ever at 18.9 percent and adjusted EPS was $0.33, up from $0.29 a year-ago.

Free cash flow for the full-year was 1.04 billion, down just slightly from last year’s 1.1 billion. Despite full-year operating income before amortization growth of 19 percent, this modest decline of free cash flow reflects our cash tax burden moving to more normalized levels, lower contribution to working capital from travel deferred merchant bookings in revenue, although, that’s still a positive source of cash for us, just at a reduced level versus the prior-year. Increased working capital requirements of LendingTree in connection with the LendingTree loans acquisition, and capital expenditures increasing due to spending on a major new fulfillment center for HSN, and our corporate headquarters building project, excluding these 2 projects, capital spending was approximately flat year-over-year despite the bigger business base and revenue growth.

Our GAAP results are spelled out in full in our Release. And I won’t take the time to go through them now, but I want to point out that they reflect the effects of 2 write-downs in the quarter. We took a $185 million impairment charge related to Teleservices goodwill and a $33 million impairment charge related to certain TVTS, the U.K. Travel channel intangibles. Our Teleservices business is on track in a very competitive space as Barry alluded to, but this charge aligns our carrying value to current market realities for these types of businesses. On a GAAP basis we had effective tax rate, which was much higher than the statutory rate reflecting a number of puts and takes, the single biggest of which, was that the 2 write-downs I just mentioned are largely not deductible for tax purposes. There are many factors which can affect our tax rate at any given quarter, but we still plan around the 39 percent effective rate on average.

With respect to our individual businesses, without being repetitive let me comment on just a couple of items of note in the quarter and going forward. Electronic retailing had tremendous Q4 results both domestically and internationally. HSN U.S. reported revenue growth of 8 percent and operating income before amortization growth of 20 percent year-over-year. This level of operating leverage or incremental margin is not something we count on quarter-in and quarter-out, but is indicative of the potential of the business when it all comes together. In Q4 we had the confluence of good gross margins, driven largely by mix effects, and other lower variable costs due to a collection of initiatives to control these costs while still providing great service. Going forward we think top-line growth of high single-digits and bottom-line growth of mid-teen, all before acquisitions, is a better planning assumption.

HSN International also posted very strong results in the quarter driven by Euvia, our InterActive quiz business in Germany, as well as the inclusion of our recently launched InterActive quiz business in the U.K. and a restructuring gain related to a former business that favorably impacted results. Because we have some early-stage businesses in this segment results can move around quite a bit quarter-to-quarter, but we believe that the results we saw for the full-year 2004 of 20 percent bottom-line growth is more indicative of what we expect going forward.

Our Personal business has been re-energized over the past few months as Barry alluded to, and while the early returns are good marketing spended expensed as we go and this will impact Q1 results. It’s best that we expect the business to be only slightly better than breakeven for Q1 and then show improve profitability over the balance of the year. This is timing driven and we do hope for real profit growth in the Personals business in 2005.

In the Financial Services and Real Estate segment we are expecting strong top- and bottom-line growth from the Lending business, as the recently completed LendingTree loans acquisition is expected to significantly increase our revenue and profit per transaction. The Real Estate business will remain an investment area for us with a soon-to-launch advertising campaign, combined we think we can achieve attractive growth while investing in the longer term development of the Real Estate business. This will probably reflect itself in faster overall top-line growth, while holding operating margins approximately flat on a year-over-year basis, still yielding strong profit growth on an absolute dollar basis.

When you combine the above noted trends with those of our other nontravel business, which I don’t think vary materially from that discussed with you previously, we feel optimistic about 2005. While it’s certainly early in most cases our IAC businesses are off to solid starts. To put some context to this let me first remind you of the competition of IAC and Expedia post this spinoff, which Dara just mentioned. Expedia will include TripAdvisor, but exclude Interval, which will remain with IAC. And in March we will file with the SEC the spin-off documents, which will provide full pro forma historical financial statements for the 2 entities, and when we report Q1 results in early May, we will provide Q1 information on both the pro forma and actual basis. So you will soon see each of these entities as they will appear going forward, each of the 2 companies.

But to preview this a bit, the business is comprising IAC post spin-off had bottom-line growth, excluding corporate expense of about 16 percent in 2004. And as we look forward we think HSN U.S. and ticketing can in general continue to post solid growth rates, while we are looking for Personals to have a better 2005 than 2004, and we certainly hope to get some earnings growth from our Financial Services and Real Estate, and Local businesses. So, again, while it’s early in the year this combination of dynamics has us feeling positive and energized about IAC going forward. And with that we will open it up to questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS]. And we will go first to the line of Anthony Noto with Goldman Sachs. Please go ahead.

Anthony Noto  - Goldman Sachs & Company - Analyst

Thank you very much. Dara or Barry, I was wondering if you could comment on the trends in the international market? If we exclude currency impact it looks like the year-over-year growth internationally dropped to the low 40 percent range year-over-year from below a 60 percent range year-over-year in the prior quarter. And I was just wondering what you are seeing in the international market that could be driving that? And then I had a second question more broadly on the positioning of Hotels.com. Thanks.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

Anthony, just on international, I think the number not including currency is, I think it’s 54 percent, is that right, Roger? So it’s higher than that. But in general what you are seeing on the international front is 2 effects. One, is just a law of large numbers. The business is getting — actually the international number was 44 percent, I’m sorry. The business is getting larger and as the business gets larger your growth rates are going to slow down at some point.

And the second was marketing spend. We spent pretty aggressively early in the year on internationally. Our audience growth was very, very strong and we just didn’t think that we needed to spend quite as aggressively going into Q4 and we want to have them [indiscernible] out or early in this year. So we pulled back on the spend. Spend was up but the international marketing efficiencies were up very, very significantly. So it’s just a reflection of how much marketing we put in that area.

Anthony Noto  - Goldman Sachs & Company - Analyst

Understand. Great. And the second question was on the Hotels.com strategy shift, positioning shift, had you guys contemplated potentially an alternative strategy and what was your thinking on potentially just milking that business and putting greater resources against the Expedia brand itself, and either accelerating international growth or greater investment in corporate travel? Because the strategy shift does create some risk in allocating capital against that positioning.

And then the last question I had was as it relates to the Hotels.com business, has there been a technology integration with Expedia and more broadly? Because I know you talked about some sales force changes that need to be made there and I wanted to see what progress has been made in sort of technology and sales force. Thanks.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

Yes, just on Hotels.com, what — clearly one of the benefits we have with our multiple brands is that we can allocate capital back and forth between the brands, as far as investment capital or marketing capital goes and kind of put weight where we think we are going to get the highest return.

Hotels.com we think as a brand has huge potential. It is really the only brand out there that is totally lodging focused. And, again, we think with this hotel expert strategy it’s kind of an area that you can own and our consumers are telling us that they want more help; that the hotel is the single most important part of their vacation and they want more help in picking that hotel. So we thought that it was very worthwhile to invest in that branch, invest in Hotels.com. Again, having it as a big piece of our business gives us a real advantage, as far as putting hotels together with Expedia, with Hotwire, and the kind of weight that we have on the lodging area and the kinds of ways that we can help our suppliers. So from a capital allocation basis for us frankly, it was a pretty easy decision. And because travel is growing well we can invest on multiple fronts.

On the technology integration, there is technology integration going on right now between Expedia and Hotels.com and most of the work is being done on the back-end supply side. So just as we have put together the supply teams, we are also building a new back-end, which kind of joins the supply inventory rates, et cetera, Expedia and Hotels.com, and that is an integration that has been kind of where — we’ve been working on it for 7, 8 months. And we probably have another 6 months to go.

Anthony Noto  - Goldman Sachs & Company - Analyst

Great. Thank you very much.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

You bet.

Operator

Our next question comes from the line of Michael Savner with Banc of America. Please go ahead.

Michael Savner  - Banc of America Securities - Analyst

Thank you very much. The first question is for Barry, I think a question that has been out there quite a bit since your announcement about splitting the Company is what the real plans are for IAC. And if you are going to make acquisitions, which of the existing business lines do you think you would most opportunistically like to expand? And obviously, you were clear in your comments that HSN is a key driver of that business. But aside from HSN, are there businesses that you would possibly look to divest without even naming them would you look to divest some of the existing businesses or are you strictly in acquisition mode?

And then second is going back to Dara, you talk about differentiating the IAC Travel business and Expedia and at one point late last year there was talk about ramping up a loyalty program of some kind. Can you give us an update on the specific and some granularity about what you are going to do to differentiate Expedia and if the loyalty program is part of that? Thanks very much.

Barry Diller  - InterActiveCorp - Chairman, CEO

Well, to the first question. No, we do not have any plans to sell anything. And we do have all sorts of plans to acquire things. Certainly I think you could look in the local area where we believe there is an enormous opportunity. I outlined various steps that had been taken that we’ve already kind of achieved these certain early milestones. We do definitely have a lead here. We are really the only ones with an add-serving business locally online at the scale that we have it. So there is real opportunity for us, I think, in the next years, to dominate the local space and it is, of course, a huge amount of commerce. You can certainly look for us to make investments in the Financial Services and LendingTree area.

You mentioned HSN, but I think that our ability now absolutely proven and clear that we, the symbiosis between on-air and online, and our ability to build an online business and I think to add vertical, after vertical, after vertical in this retail category, the categories that’s the latest really to get really big juicy online pick up, those areas —. But as I said I think if you just, if you look at our franchise that we have talked about, which is just quite clearly those businesses that can be transformed by online activity are in our sites. Dara why don’t you handle Travel.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

Sure. On loyalty, we don’t have anything specific as far as a go-forward loyalty program. But what we are trying to figure out right now is, is kind of the right go-forward strategy, having kind of a big loyalty program, which if done wrong can just be a tax on your business. If done right, it can be like Harrah’s, it can be extraordinary. But we are going to take our time as far as doing the kind of consumer research and understanding what we have to do technologically, put together a loyalty program that really, really makes sense. And frankly, we are just — finally the people are, we’ve hired that kind of personnel who can really push and execute on that kind of a program.

What we are more active on is what I will call “flexible” loyalty, which is CRM programs, for example, sending coupons to our loyal customers to have them book within a certain window, et cetera. You don’t necessarily have to have a loyalty program, but you can do a lot of things with your consumers, e-mail marketing, CRMs, which increases their loyalty to your brand. And by the way, we actually have very good loyalties to Expedia.com. The percentage of transactions from [reaping] customers is approaching 50 percent. So clearly people love our sites. Come back to it. Clearly we have to get them great value.

Now, as far as differentiating our service, it’s not just loyalty that differentiates the service. It starts with a whole consumer experience and, for example, one feature that we have introduced that’s a unique feature is our reviews and ratings. Now, a lot of sites have reviews and ratings, but we’ve actually launched a review feature, which is authenticated reviews by users. So you can’t actually review a hotel unless we know that you have actually stayed at that hotel.

And we think that is just an incredibly powerful proposition for consumers because as you know, you never know who is putting a particular review out. Whether it’s a hotel themselves. Whether it’s someone who just wants to have something against a person at a hotel. So at Expedia it’s a very, very solid kind of review process. If you stayed at the hotel you can review it and we think that kind of feature set will build loyalty and repeat usage amongst our consumers.

Barry Diller  - InterActiveCorp - Chairman, CEO

You know, loyalty, it’s loyalty by 1,000 cuts. I think that the work at Expedia is in all of these details with all sorts of unique bells and whistles, things that over time the consumer is just going to say, “Look, this is just the better service. I’m going there.” And that I have seen just in this recent period just an increase of that and I think it’s going to keep going.

Michael Savner  - Banc of America Securities - Analyst

Thank you.

Operator

Our next question comes from the line of Safa Rashtchy with Piper Jaffray. Please go ahead.

Safa Rashtchy  - Piper Jaffray & Co. - Analyst

Thank you. Dara, just to follow-up on the prior question on Hotels.com. Would you not need to significantly increase the kind of reviewers, if you will, perhaps even in the infrastructure to be able to offer this kind of expanded review system to the users? And second, what makes you convinced that that is going to be a valuable offering to consumers given the trends that they seem to be going for the price more than just a review of the hotel, especially where the promotions at Hotels.com — hotels themselves have been pushing forward?

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

Safa, what was the first question? I’m sorry, I didn’t get the first question.

Safa Rashtchy  - Piper Jaffray & Co. - Analyst

Well, the question is, what kind of investment do you need to make in Hotels.com to turn it from a destination that was focused on giving the best price to a destination that will provide lots of information and the reviews of the hotels, if I understood your strategy correctly?

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

Well, the review feature functionality that we have in place, that’s on Expedia, that’s been launched on Expedia just to be clear and it’s something that we are certainly going to look at expanding in Hotels.com. Where we are talking about Hotels.com is really becoming the expert hotel, just significantly increasing the amount of content that’s on the site about hotels. The kind of features, amenities that a hotel has, for example, “Hey, is this hotel in Vegas, is it kid-friendly?” Or “Are you single? What hotel should you stay at, at Vegas.”

So there is a lot of richness of content that we are developing on Hotels.com that we think will go a long way and it is a significant investment. I can’t quantify it, but it is partially the reason why next year’s performance, hotels kind of bottom-line performance, is going to be difficult. It’s going to be difficult from a comp — next year’s. Oh, I guess — I guess actually, — I guess it’s next year’s, this year. Thank you. ‘05 is going to be difficult from a comp performance.

As far as pricing goes, Safa, I think our job is, we view our job as having the best pricing out there and having the best value out there. But we don’t think that it’s just about price. I think that is what’s important for customers is that they use our service, they feel like they got the best price out there. But you know what, if we can upsell them from buying a three-star hotel to buying a four-star hotel because of the amenities that we offer or offer them a great room and actually help our supply partners in yielding our consumer, then it can be a win/win for the consumer and it can be a win/win for our suppliers. That’s where we think the future is. It’s not just going to be about price.

Safa Rashtchy  - Piper Jaffray & Co. - Analyst

Okay. And a quick follow-up if I may, Barry, you mentioned that you have in mind some extensions or expansions of services that could take advantage of HSN’s platform. Can you elaborate on that? What kind of — are there any new offerings can we see from InterActive that will basically be built on the same platform?

Barry Diller  - InterActiveCorp - Chairman, CEO

Well, I think that they are in a couple of areas. I mean online area you can use your imagination for all the different kinds of retail categories, verticals call them, in retail; different areas of both either lifestyle or different product categories, et cetera, that we think we are going to be adding. I think Tom, you might want to comment a bit about some of our thoughts in this area, though I don’t think we can go all that far because of all the obvious reasons. Tom, you want to chime in?

Tom McInerney  - InterActiveCorp - EVP, CFO

Yes, I have a couple of points. I think in platform here, we mean platform and maybe it’s obvious, but it’s worth making a point, in the broadest possible sense. And what I mean by that is HSN has some incredible and in many cases unique assets, primarily first on the list, is the ability to talk directly to 85 million plus consumers directly into their homes. And that’s an amazingly powerful communication and selling device. And one of our goals is figuring out how to leverage that beyond the large extent to which we leverage it today as reflected in these results. But also in terms of the service infrastructure, the physical footprint of fulfillment capabilities, the service and tremendous merchandising expertise. So it’s platform in the very broadest sense, which I can tell you having lived in this world the last couple of years, is virtually unduplicated or unduplicated full-stop.

In terms of the specific areas I think, the simplest way to say it, Safa, is that at the end — over the past many, many years HSN’s merchandising focus and product focus has been all oriented around products that lend themselves to, kind of 6 to 8-minute television presentations or appealing to customers or great values and can sell through kind of that forum. And with the advent of the Internet we have the ability to both use television to continue to communicate with customers, but at the same time offer a much broader product assortment and it will be in all the areas or most of the areas in which we currently sell products. So in jewelry, in apparel, in all of the home areas, we are building out what Barry alluded to, as verticals.

So go to HSN.com today and check out our Watch section. And you will find a broader assortment of watches , a better site experience, great product, presented very well, in a much different way than you would have 6 to 12 months ago because there we were simply selling whatever we showed on television.

Safa Rashtchy  - Piper Jaffray & Co. - Analyst

Great. Thank you.

Operator

Our next question comes from the line of Lanny Baker with Citigroup. Please go ahead.

Lanny Baker  - Smith Barney Citigroup - Analyst

Thanks a lot. I had 3 questions. Quickly, can you give us the — what the organic growth rates were for the whole Company [indiscernible] last quarter? And then I was wondering if you could remind us of the economics of the LendingTree Loan business? What’s being recognized as revenue in that business? What the margin structure of that new business is? And the balance sheet account for the loans held for sale? If you could just help us on that.

Then my last question is, it looks like in the last couple of years there’s been a ton of consolidation in the online travel area. If you believe Media Metrics, the big have gotten bigger and the small who haven’t participated in consolidation have gotten smaller. Now, finally, after some major increases in your add spending it looks like the add spending intensity is starting to moderate and you are talking about things that look like they are going to help improve these bigger companies relationships with the vendors. So it looks like, to me anyway, that a lot of the consolidation that has run through is really now kind of poised at the point where there may be some pay off from everything, all the work that has been done.

And then you make the comment that you think there will be further consolidation in the travel area. And I’m just wondering do you think that the travel, online travel business needs to see one of the — a couple of the Big Four players combined or are you thinking more that the consolidation will be smaller companies continuing to be rolled up? Thanks.

Barry Diller  - InterActiveCorp - Chairman, CEO

I will just take the last one, first. Consolidation is just the way of the world. And without any specific point to it I think that you will see this travel business — I think you will see all of travel, but I do think you will definitely see this travel business consolidate. You will see much more vertical integration, [indiscernible] has shown part of the way towards that, and it’s just going to continue. So I think that’s one of the reasons why the stand-alone travel business for us is a great advantage because it really will allow us to be, I think, part of that consolidating force. For the rest of the questions I turn it first back to, I think, to Tom McInerney.

Tom McInerney  - InterActiveCorp - EVP, CFO

Hi, Lanny. Relative to the — I’m going to report relative to the adjusted growth rates adjusting for the supplier liability adjustment in the prior-year period. So adjusting for that we reported 11 percent topline and 20 percent operating income before amortization growth. Acquisitions contributed about 3 points of that on the topline and about 4 points of that on the bottom line.

On your second question, LendingTree loans, which was the HLC acquisition we made now called LendingTree Loans. Basically, as they close on mortgages they need to hold these loans for about 30 days for regulatory reasons. All of the interest rate risk is hedged out immediately with essentially just a very short-term hold period and in essence sell them forward. But for regulatory reasons need to be the titled owner for a 30-day period. That shows up as a short-term asset and is financed through a warehouse line on the other side. And that’s the comment you see in the free cash flow section in the Release. And I think going forward we will steady whether the right thing to do is to finance that through that warehouse line or to use some of our existing cash balances to do it, whichever makes more sense.

Lanny Baker  - Smith Barney Citigroup - Analyst

And the revenue in that business is just the servicing?

Tom McInerney  - InterActiveCorp - EVP, CFO

The revenue is essentially a fee-based business that allows LendingTree now in terms of as they source these loans, take a bigger piece of the — to take a bigger piece of that transaction. And that gives rise to my earlier comments on where we think we will see pretty good revenue growth out of that segment and specifically the Lending piece of that segment in 2005.

Lanny Baker  - Smith Barney Citigroup - Analyst

Thanks a lot.

Operator

Our next question comes from the line of Heath Terry with Credit Suisse First Boston. Please go ahead.

Heath Terry  - Credit Suisse First Boston - Analyst

Thank you. I was wondering if you could talk to us just a little bit about what, if any, kind of impact you are seeing on your travel business from the evolution of travel search technology, realizing that we are still really early stage here? And then to what extent you see a role for TripAdvisor within your broader travel strategy if that search technology does start to become more meaningful down the road?

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

As far as travel search goes, we really have not seen that much of — really any direct effect on us. The traffic for Yahoo! Travel/Fair Chase is up year-over-year, but I have seen the traffic coming to us is up greater. So it doesn’t look like, at least early on to us, that they are gaining significant audience share, although, they are certainly starting from a much, much smaller basis.

I think if we do our job, which is to get the best pricing out there very broadly and there’s no reason why we can’t, these are just purely price-based engines. We don’t see why there is a real consumer proposition. We don’t see how they can thrive. We have the advantage of packaging. There’s so much more that we offer to the consumer. So we are certainly going to watch them carefully and while we will see how they develop, but we think that if we do our job we will — we should do just fine and they should not emerge as a really significant competitor.

As far as TripAdvisor goes, TripAdvisor is an online travel community. It’s all about reviews. It’s all about people coming there, telling each other about the experiences that they’ve had. And we believe that it’s a better way of organizing travel content than what you see at Search. You go to a destination, they have great deals for you from various vendors. We have reviews. We’ve got articles from the New York Times about that destination. We just think that it’s a great organizing principal. It has been able to historically gain more and more audience just because it is a great service. And we think that as long as it can gain audience and as long as it can drive traffic both to us and other travel companies we think that it will be additive to the whole.

Barry Diller  - InterActiveCorp - Chairman, CEO

Well, it is a different business. It’s a different business model than our consumer travel sites. And what brings traffic to everybody who wants to place ads on it, as well as obviously, providing the information that the consumer likes.

Heath Terry  - Credit Suisse First Boston - Analyst

Great. Thank you.

Operator

Our next question comes from the line of Jeetil Patel with Deutsche Bank. Please go ahead.

Jeetil Patel  - Deutsche Bank - Analyst

Yes, thank you. Two questions. Barry as you look at IAC ex the Travel piece, how do you think about acquisitions going forward? It makes sense to obviously, maybe as you pointed out, look at mortgage and lending and kind of continued to double down in those areas. But is there — as you look at the landscape going forward do you look at maybe broadly, given the online advertising market is obviously accelerated to about 30 percent plus growth, as an area that you could potentially kind of tap into or look at as an area to expand into and obviously own the top of the marketing funnel there? And then second — or do you kind of continue to focus on the transactional aspect of the industry?

And then secondly, as you look at the travel side of the equation, Dara, as you kind of reposition the Hotels.com brand, are you right now talking to a lot of the suppliers about the repositioning as more of an expert brand or is that still more of a second half event as you kind of articulate the service going forward? That’s what — what needs to happen first, the positioning or the conversation with the suppliers?

Barry Diller  - InterActiveCorp - Chairman, CEO

On, advertising media, we are, part of the reason that I spoke about earlier, I think this is, the first or the second thing that I mentioned in terms of acquisitions. We are in this add-serving world, this pay-for-performance world. We are in it locally.

We do have now 100 plus 1,000 merchants who are part of this system, this network, this local network of ours, where every day we gain expertise in this area. And we think that over the next years there is just know question but that more and more is going — more and more commerce, and by that I mean ad commerce in the sense, is going to move locally. It just simply has to happen. And that’s why we have been making the investments that we’ve made. There may be more to come. It’s a very rich area with a big, big rich future. Dara, do the travel, and then I think we will take 1 or 2 more questions and call it a day.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

We are talking to suppliers right now about the repositioning, and frankly, they really like what they hear. I talked a little bit about Starwood. But Starwood had not sold on Hotels.com I think it’s since 2002. They carry a bunch of great high-end brands and they didn’t want to be on the Hotels.com site based on our old positioning, which was largely price-based. And now that we have changed our positioning and we sat with them and talked to them about the new positioning and where we do want to take the service they have agreed to appear on our site and are very, very positive about it. So these are discussions that we are having right now and the suppliers appreciate it and like what we are saying. Next question.

Operator

Our next question comes from the line of Peter Mirsky with Oppenheimer. Please go ahead.

Peter Mirsky  - Oppenheimer & Co. - Analyst

Thanks. I got 3, I think they are pretty quick ones. First, Barry, you mentioned in your comments about interactivity HSN launching interactivity later this year, did you mean that that was tying in with the website or is that actually fully InterActive TV?

Barry Diller  - InterActiveCorp - Chairman, CEO

Fully InterActive TV.

Peter Mirsky  - Oppenheimer & Co. - Analyst

Can you elaborate on that at all over the cable services?

Barry Diller  - InterActiveCorp - Chairman, CEO

I think it’s probably early. I think that — look, this too, this is not really for today as you know in any size, but there is no question but that InterActive TV is going to be in a lot of homes within the next few years. And I think we are going to be very, very early in the process. Tom, you want to add anything to this?

Tom McInerney  - InterActiveCorp - EVP, CFO

No, I think as you say, we expect it to be in a lot of homes this year. We want to be there. We are going to experiment with it. We think it will both provide ease of ordering and also potentially a gateway to new and interesting ways of doing business through the Television/Internet channels. And we are excited about it, but it’s very early.

Peter Mirsky  - Oppenheimer & Co. - Analyst

And as far as a NHL impact on Ticketmaster? And then last question, I just got a little bit confused.

Barry Diller  - InterActiveCorp - Chairman, CEO

NHL is diminimus. It’s not big by any respect.

Peter Mirsky  - Oppenheimer & Co. - Analyst

Okay. And then as far as the marketing spend on Expedia goes, it sounded Barry that you had suggested pulling back might impact the gross bookings for the coming quarters, it sounded like Dara was talking about greater efficiency. Is there something I’m missing there?

Barry Diller  - InterActiveCorp - Chairman, CEO

No.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

The gross bookings, just to fully explain this. Gross bookings we disclosed on a book basis. Okay? So it’s based on when the person goes on a site and buys the travel. Revenue is booked — merchant hotel revenue is booked on a stayed basis. To the extent that you pullback on marketing in Q4 and you’ve got bookings in Q4 that are stayed in Q1, that affects Q1. So the marketing kind of pullback in Q4 is going to affect Q1 revenue a bit; January revenue.

Peter Mirsky  - Oppenheimer & Co. - Analyst

Okay, so you weren’t saying gross bookings going forward then?

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

No.

Barry Diller  - InterActiveCorp - Chairman, CEO

No.

Peter Mirsky  - Oppenheimer & Co. - Analyst

Okay. Great. Thank you very much.

Barry Diller  - InterActiveCorp - Chairman, CEO

The marketing pullback was a sensible thing to do and I think it’s one of the things that we continue to be really careful about. And I don’t think we are going to change our tune in trying to keep making it more and more efficient. It may have some effect, but I don’t think it’s going to have any kind of material affect, do you, Dara?

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

No. Again, we are optimizing for the long-term and business about growing topline and bottom line.

Peter Mirsky  - Oppenheimer & Co. - Analyst

Thank you.

Operator

Our next question comes from the line of Douglas Anmuth with Lehman Brothers. Please go ahead.

Douglas Anmuth  - Lehman Brothers - Analyst

Thank you. During the last call you talked about mobilizing the sales force to develop better relationships with suppliers and getting greater access to inventory. Can you talk about what kind of progress the Company has made so far, obviously in travel, and how that’s impacting your outlook for access to inventory for the year ahead? And then also given potential changes in the landscape in travel and potentially the emphasis of the GDS do you think that the IAC travel needs to move more toward a direct connect technology in air? Thank you.

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

On the supply question, Doug, we have certainly mobilized kind of the ground troops and the kind of quantitative number that I can give you is that the number of hotels, hotel contracts that we have in the system at this time is up over 50 percent over where it was last year. Okay? And in markets where you have low occupancies, the strategy is for us to keep the number of hotels that we contract with pretty flat and get much higher allocations, basically go deeper into a hotel. And markets like these where occupancies are going up you are not going to get many more rooms in each hotel so you just reach out to more and more hotels and that’s what we’ve done this year.

January, February, tends to be fairly low occupancy months. So I think the proof will be in the pudding later in the year. And right now other than saying that we are happy with our efforts. We are happy in the way that we have organized the group. They are selling more. They are in the field more rather than doing administrative work. We think we are pretty well prepared, but again, we will see how things go through Q2, Q3.

I think your second question was about GDS. And we are in a pretty interesting position right now. We are the only one of the big 3 that is not vertically integrated with the GDS. We are very happy with our relationship with Worldspan, but at the same time we are not blind to the fact that a lot of our suppliers are looking to explore different ways of connecting. And exploring kind of new technologies that are much lower costs than the technologies that have been developed over years and years. So ultimately we are going to work with our suppliers. We will also work with our GDS partners to solve for kind of, hey, what’s best for our customers, and what’s best for our suppliers, and we will go forward on that basis.

Barry Diller  - InterActiveCorp - Chairman, CEO

Okay let’s do the last question.

Operator

Thank you our next question and our last question comes from the line of Brian Egger with Harris Nesbitt. Please go ahead.

Brian Egger  - Harris Nesbitt Gerard - Analyst

Yes, Barry, just a quick follow-up question on your merchant hotel business, just the first of it, it seemed to be maybe a little bit more illusion to the direction of your raw merchant hotel margins and the pressure on that? I don’t know if that was just a question of the emphasis in the text or whether or not that was deliberate. In my related question is in terms of your success in replacing some of the merchant hotel supply relationships from the InterContinental to hotel group change you maybe alluded to this with your comments about Starwood. Just wondering if you have had success in that front either with other big chains or with independent hotels compared to last year?

Dara Khosrowshahi  - InterActiveCorp - CEO-IAC Travel

As far as raw margins go I don’t think you should read anything into that, the trends that we saw last year, as far as raw margin pressure and raw margin coming down, we don’t expect that to change. And although it’s difficult to read right now how things are going to go going forward, but don’t read anything special one way or the other as far as raw margin trends go. We think we will see the same trends on a go-forward basis.

As far as ISG goes, listen, we are working with all the other major chains and we are working doubly hard with independents, and like I said, we’ve had a lot of activity there. We are increasing the number of hotels that we have relationships with. And frankly we will be in discussions with ISG and constructive discussions and hopefully we will be in business with them on a go-forward basis. You never know. But because of the fragmented, we have relationships with over 20,000 hotels and because of the fragmented supply base no one chain is going to be able to move the needle alone for us. Although we certainly want to work with all of them.

Barry Diller  - InterActiveCorp - Chairman, CEO

All right. Thank you all very much and we will see you next time.

Operator

Ladies and gentlemen, today’s conference will be available for replay beginning at 2:30 pm ET this afternoon and running through March 2nd at midnight. You may access AT&T’s playback system by dialing 1(800)475-6701, or international participants dial (320)365-3844, and for either number enter the access code 768423. Those numbers again are 1-800-475-6701 and 320-365-3844 with the access code 768423. That does conclude our conference for today. Thank you for your participation and for using AT&T’s executive teleconference service. You may now disconnect

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ADDITIONAL INFORMATION

In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the SEC. Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at WWW.SEC.GOV.

In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at WWW.SEC.GOV. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC’s proxy statement, filed with the SEC on April 29, 2004.